  Exhibit 99.9

Kişladağ Gold Mine, Turkey Technical Report

CERTIFICATE OF QUALIFIED PERSON

Richard Miller, P.Eng.
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6671
Fax: (604) 687-4026
Email: richard.miller@eldoradogold.com

I, Richard Miller, am a Professional Engineer, employed as Director, Mine Engineering (Open Pit), of Eldorado Gold Corporation and reside at 832 Victoria Drive in the City of Port Coquitlam in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Kişladağ Kisladag Gold Mine, Turkey, with an effective date of January 17th, 2020.

I am a member of Engineers & Geoscientists British Columbia. I graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering in 1987.

I have practiced my profession continuously since 1987 and have worked at open pit gold mining operations in Namibia, Guinea and Turkey, including being Mine Manager of Kişladağ Gold Mine from 2004 to 2007 and General Manager at Kisladag Gold Mine from 2014 to 2018. Additionally I have worked at several other types of underground and open pit mines, and have been involved with mine designs in Canada, China, Brazil, Greece, Romania and South Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Kişladağ Gold Mine on numerous occasions with my most recent visit occurring on January 13 to 24, 2020.

I was responsible for directing the mineral reserve estimation, mining methods and economic analysis work for the Kişladağ Gold Mine, Turkey. I am responsible for the preparation or supervising the preparation of sections 15, 16, 21 and 22 in the technical report.

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Kişladağ Gold Mine, Turkey, with an effective date of January 17, 2020, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed and Sealed”

Richard Miller
Richard Miller, P.Eng.